

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 15, 2009

<u>Via U.S. Mail</u>

Chuntan Vernekar
President/Treasurer/Secretary
Goa Sweet Tours Ltd.
H. no. 889, Ascona, Patem,
Benaulim, Goa, India 403716

> **Re: Goa Sweet Tours Ltd.**
> **Form S-1**
> **Filed September 18, 2009**
> **File No. 333-161997**

Dear Mr. Vernekar:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please revise your registration statement to give an accurate representation of the company as of the date of effectiveness. Throughout the filing, you discuss the company's expectations, but such disclosure is secondary to providing investors with the company's actual status. For example, your discussion about the company's hopes of creating "strategic partnerships with hotels and resorts" should be preceded with the status of the company in creating these partnerships as of the date of effectiveness.

2. Please revise throughout to remove all marketing language. For example, you speak of "adventurous, fun and informative tours" and "relaxing, tranquil getaways" on page 17; of how the state of Goa is "lavishly gifted" and "tucked away between the hills" on page 18; and of "people looking for adventure, relaxation, romance, or simply to escape for whatever reason" on page 27. Revise with the aim of giving investors a meaningful and objective view of the company and its business plan without the use of such marketing language. Please pay particular attention to your revision of the Overview of Goa section beginning on page 18, as much of this disclosure seems promotional in nature.

Cover Page

3. We note your disclosure at the end of the first paragraph that there is no assurance you will be able to return monies to investors if all of the shares are not sold in the offering. Please remove this disclosure as there appears no basis upon which you would not be required to return investor funds if this all-or-nothing offering were not completed. This disclosure is also inconsistent with your disclosure elsewhere indicating that all funds would be promptly returned to investors if all shares were not sold.

Summary, page 1

4. Please reconcile your disclosure here that Mr. Vernekar devotes approximately 5 hours a week to the company, with your disclosure on pages 17, 21 and 22 that he spends approximately 15 hours a week on your business. Please also add a risk factor to discuss the risks associated with the fact that Mr. Vernekar will dedicate only a limited number of hours each week to the company.

The tour and travel industry is highly competitive, page 4

5. We note that in describing the intense competitiveness of the tour industry, you state your belief that "our tour packages will be unique and desirable." Please remove this marketing language from the risk factor. To the extent you decide to use similar language elsewhere, please clarify what makes your tour packages "unique" and describe in detail the assumptions or facts on which this belief is based because it is inconsistent with your disclosure on page 17 that "[w]e have not conducted any market research into the likelihood of success of our operations or the acceptance of our products or services by the public."

Our business operations could be severely impacted, page 5

6. Please revise to clarify what you mean by the reference to where your "courses" are located.

We are subject to the many risks of doing business internationally, page 6

7. Revise your discussion to make clearer the risks associated with the fact that Mr. Vernekar, the company's sole officer, director, and control person is not a U.S. resident. Specifically, address potential difficulties with service of process on Mr. Vernekar and with enforcement of judgments obtained in U.S. courts.

Dilution, page 12

8. Please revise the second paragraph to disclose the net tangible book value per share as of July 31, 2009 with additional decimal places as needed, since it currently indicates that it is $0.00.

Description of Business, page 17

9. Your statement that "[o]ur clients may be from other parts of India, the United Kingdom, Germany, Russia, North America and any other part of the world" appears to be conjectural. Please explain your basis for determining the origins of your potential customer base, given your lack of market research. If no such basis exists, revise this language to make it clear that the company cannot determine the origins of its potential customers.

10. We note your hope to create strategic partnerships with hotels and resorts that will recommend your services. Consistent with your disclosure on page 20, please also discuss here that most hotels and resorts have their own tour services, which will often make them your competition and thus make it more difficult to create such strategic partnerships.

11. You state that a "key component" of your planned personalized service is "that the personal tour guide will be fluent in the language of the visitor" who may be from "any other part of the world." However, it is difficult to understand how you determined this key component in light of your subsequently stated plan to provide only "trilingual guides (in English, Konkani and Hindi) for each package" and your statement that "[i]f required, we will attempt to provide a guide who can communicate to the client in their language." Please advise or revise your discussion to resolve these inconsistencies.

12. Please expand your disclosure to provide greater detail about the services you will provide. For example, describe whether you will provide one-day tours or multi-day tours, whether you will provide tours for individuals and families or for larger groups, and whether the vehicles you will utilize will be purchased or leased.

13. We note that although the company's website is yet to be developed, you plan to develop a website that is "functional and unique that will keep users interested in our site," and elsewhere in the registration statement you speak of the website's "design and functionality." Please discuss what unique features and functions you foresee as components of the company's website. Please also explain how your statements regarding the website's functionality and uniqueness are consistent with your description of the website as an 'information only web site' on page 27.

Competition and Competitive Strategy, page 20

14. We note that you plan to differentiate yourself by offering a much more personalized service. Please describe this personalized service in greater detail so it is easier for investors to understand your business, including what a tourist might expect in the way of service from your concierges and executive assistants and how these services differ from a traditional tour guide. Please also provide support for your belief that you can offer services that differentiate you from others in the tourism industry, or remove your reference to such differentiation.

Subsidiaries, page 20

15. We note that you have plans to operate in India through a subsidiary but that this subsidiary has not yet been incorporated. Please provide a timeline of how soon after the conclusion of the public offering you anticipate incorporating this subsidiary and discuss what steps, costs and potential obstacles may be involved in creating this subsidiary.

Biographical Information, page 22

16. We note that in the filing, you refer to Mr. Vernekar's "years of experience in the tour business" and "extensive experience with traditional tours." However, this experience is not readily identifiable from the biographical information provided. Please revise Mr. Vernekar's biographical information to reflect more accurately his tour business experience or revise the language used throughout the filing to reflect more accurately that his experiences is limited to providing chauffeur services to hotels.

17. We also note that Mr. Vernekar has no prior experience managing a public company. Please add a risk factor discussing how this lack of experience may pose a material risk to the company success.

Certain Relationship and Related Transactions, page 24

18. We note that Mr. Vernekar owns and manages a private chauffeur company, Goa Sweet Tours, composed of three vehicles and that your company's tours will include "car, chauffeur, and dinner reservations." Given that the business names will be remarkably similar and the industry from which they will be operating is somewhat related, please tell

us if there are any plans to contract services from or form any other business arrangements with Mr. Vernekar's chauffeur company.

Executive Compensation, page 23

19. Although you state that Mr. Vernekar has not received any compensation and that the company does not intend to compensate him, please disclose that Mr. Vernekar, in his capacity as sole officer and director of the company, has the power to set his own compensation.

Management's Discussion and Analysis, page 27

20. We note your disclosure that you have "researched the market for our tour services" and that your president has done a "limited amount of research" on "sites of interest, festivals and areas of interest suitable for the tours." Please reconcile these statements with your earlier statement in the filing that the company has "not conducted any market research into the likelihood of success of our operations or the acceptance of our products or services by the public" on page 17.

21. We note your description under your plan of operation regarding how you intend to proceed in your business development with the funds potentially raised in this offering. To the extent practicable, please expand your discussion to describe the types of services and/or products you are intending to provide and exactly how you propose to generate revenues from your business activities. In this regard, please also explain how you expect to gain customers for your business.

22. Please revise the plan of operation section for clarify, and reconcile the financial figures related to your planning discussed on page 27 with the figures reflected in the budget on that same page. For example, disclosure in bullet (b) states that the development of your website will initially cost $4,000, while the disclosure in the budget on the bottom of that same page indicates website development will cost $6,000. Also, bullet (c) states that the cost for brochures will be $2,000, while the budget for brochures, marketing and promotion is $6,000.

23. Please provide support for your financial ability to acquire a luxury four-by-four vehicle, or remove your statement that you may acquire such a vehicle.

Critical Accounting Policies
Revenue and Cost Recognition, page 29

24. We note that the caption of this disclosure refers to revenue and cost recognition. However, there is no discussion of cost recognition. A similar observation is made with regard to the corresponding note in your financial statements on page F-7. Please revise accordingly, both here and in the notes to your financial statements.

Intellectual Property, page 29

25. The description of your accounting policy for intellectual property appears to disclose a statement regarding your research and development costs during 2010, as if it has already happened. Please revise your statement to clarify that this is anticipated or planned for 2010.

Financial Statements
Note 1. Nature and Continuance of Operations, page F-6

26. In the second paragraph of this note, you state that the financial statements have been prepared on a going concern basis, which assumes the company will not be able to realize its assets and discharge its liabilities for the foreseeable future. A going concern basis assumes that the company will be able to do these very things. In addition, the auditor's opinion states that no adjustments have been made regarding the substantial doubt about the company's ability to continue as a going concern. This appears to contradict your disclosure. Please revise your disclosure as appropriate.

Note 2. Summary of Significant Accounting Policies, page F-6

27. Refer to your discussion of foreign currency translation on page F-7. Please expand your disclosure to also specifically identify your functional currency.

General

28. Consideration should be given to the updating requirements of Rule 3-12 of Regulation S-X.

29. An updated accounting report should be included in your next amendment.

Signatures, Page II-4

30. Please include the signature of the person acting as the Controller or Principal Accounting Officer. If a person signs in more than one capacity, you should indicate each capacity in which that person signs.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kristin Shifflett at (202) 551-3381 or David Humphrey at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact Tarik Gause at (202) 551-3521 or me at (202) 551-3324 with any other questions.

Sincerely,

John Stickel
Attorney – Advisor

cc: David E. Danovitch, Esq. (*via facsimile*)
        Kristin J. Angelino, Esq. (*via facsimile*)
        Gersten Savage LLP
        (212) 980-5192